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                                                                    EXHIBIT 12

                              AMOCO COMPANY
                         ______________________

               STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                          EARNINGS TO FIXED CHARGES
                     (millions of dollars, except ratios)


                            Three
                            Months
                            Ended            Year Ended December 31,
                           March 31,
                             1998      1997     1996    1995    1994    1993
Determination of Income:
Consolidated earnings
 before income taxes
 and minority interest...    $  393  $3,235   $3,351  $2,425  $2,688  $2,427
Fixed charges expensed by
 consolidated companies..        79     282      251     233     140     193
Adjustments for certain
 companies accounted for
  by the equity method...        32      50       76      10       7       9
Adjusted earnings plus
 fixed charges...........    $  504  $3,567   $3,678  $2,668  $2,835  $2,629

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...    $   59  $  212   $  164  $  152  $  127  $  162
Consolidated rental
 expense representative
 of an interest factor...        21      84       88      71       7      31
Adjustments for certain
 companies accounted for
 by the equity method....        14       7        8       6       5       6
Total fixed charges......    $   94  $  303   $  260  $  229  $  139  $  199

Ratio of earnings to
 fixed charges...........       5.4*   11.8*    14.2*   11.6    20.4    13.2



*Based on public debt obligations. Including debt with affiliates, the ratio would have been 2.9 as of March 31, 1997, 5.0 as of December 31, 1997 and 5.5 as of December 31, 1996.
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